Filed by Marriott International, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934 as amended

Subject Company:
Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959

Marriott International Barclays 2015 Gaming, Lodging, Leisure, & Restaurant Conference December 8, 2015

Forward-Looking Statements Note on forward-looking statements: This presentation contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the Marriott-Starwood transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our current report on Form 8-K filed with the SEC on November 16, 2015. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of December 8, 2015. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. 2

Proven Business Model RevPAR Premium Strong Returns to Owners & Franchisees Capital Recycling Financial Flexibility Increase Distribution Brand Equity Strong Cash Flow Meaningful Growth High Return on Invested Capital 3

Culture “Take care of associates and they will take care of the customers.” 4

Powerful Portfolio of Brands DESTINATION/ SIGNATURE LIFESTYLE EXTENDED STAY ENTERTAINMENT LUXURY UPPER UPSCALE UPSCALE UPPER MODERATE MODERATE 5

Accelerating Growth Global Net Room Additions 1,000,000 900,000 800,000 6% to 7% 6% 700,000 2% 3% 4% 4% 600,000 6% 5% 4% 3% 500,000 -2% 4% 6% 6% 12% 400,000 10% 8% 9% 300,000 31% 9% 16% 200,000 4% 4% 7% 4% 100,000 —1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E 6

Robust Pipeline Rooms Under Contract or Approved for Development North America Europe 6% 27% 55% Asia 7% Caribbean & 5% Latin America Middle East & Africa 16% Approved Executed & 48% Pending Construction Start Executed & 36% Under Construction Total Pipeline: 1,591 hotels and 260,099 rooms As of third quarter 2015 7

Strength in Select-Service North America Open Rooms Pipeline Rooms Courtyard 128,000 22,000 Residence Inn 84,000 25,000 Fairfield Inn 69,000 27,000 SpringHill Suites 39,000 15,000 TownePlace Suites 26,000 18,000 AC Hotels 1,000 11,000 Moxy — 4,000 347,000 122,000 As of third quarter 2015 8

Successful New Brand Integration 82 Open 81 Pipeline 1 Open 49 Pipeline European North American Acquisition Launch 2011 2013 2014 2010 2012 2015 102 Open 3 Pipeline 93 Open 42 Pipeline 37 Open 4 Open 6 Pipeline 1 Pipeline As of third quarter 2015 9

Successful Owner & Franchise Engagement Marriott’s Owner & Franchise Services group (OFS) drives owner and franchisee success in North America through proactive engagement. The 30 associates in the group deliver tools and training to ensure alignment against brand standards and strategies and to drive results. Advisory Committees & Conferences – OFS engages owners and franchisees through more than 25 advisory committees, covering topics such as Sales, IT and Operations, as well as through conferences hosted by senior Marriott executives. These efforts ensure that owner and franchisee perspectives are reflected in Marriott’s brand and operations strategies. Account Executives – Every owner and franchisee has an assigned point-of-contact at Marriott, whether in OFS or operations, a structure that reflects both personalization and economies of scale. Continuity of Team – The OFS organization has long-standing relationships with industry participants and vast experience. The average tenure of OFS associates exceeds 20 years. Franchisee Coaching – Marriott’s Coaching Program helps ensure that smaller franchise organizations have access to the tools that they need to succeed, enhancing future unit growth. Comprehensive Resources – Marriott’s total organization is focused on owner and franchise success. Accounts receive support from Operations, Sales, IT and Revenue Management to drive results, spurring further growth. 10

Owner & Franchisee Satisfaction We conduct an owner and franchisee satisfaction survey annually and incorporate the results into management compensation plans. Results of the 2014 survey: Marriott’s Powerful Brands are Driving Strong Owner and Franchisee Preference Brand strength and focus on continuous innovation were frequently cited as strong satisfiers. 86% of the companies definitely/probably would develop another hotel with one of Marriott’s brands. Marriott’s Support Considered a Strength 92% of the companies were satisfied with the support and relationships they have with Marriott. Many of Marriott’s selling/distribution engines were cited as being better than others in the industry. Franchisees Strongly Support Marriott’s Business and Brands 83% of franchisees have a strong satisfaction with Marriott. 84% of franchisees said they would definitely develop/acquire a Marriott brand again, largely attributable to the support of the account teams. 11

Sales Platforms: Global Sales 400 Global Sales associates in nearly 70 countries cover accounts/customers globally generating over $10 billion in sales in 2014. 89% of the Global Sales customers surveyed indicated they are satisfied/very satisfied with their global account representative. Russia Canada Japan UK & Europe U.S.A. China Korea Middle East Mexico India Hong Kong Caribbean Africa Singapore Central America Philippines South America Thailand Australia 12

Sales Platforms: Innovative U.S. Sales Model In 2007, Marriott launched a new U.S. sales model with the objectives of: Selling the way the customer wants to buy – through a primary point-of-contact Increasing account coverage Shifting share by leveraging brands and distribution This model now enables the U.S. sales team to: Present the full portfolio of brands to each and every customer Deploy against 67K accounts, using the same resources Capture group booking demand by “pitching” from one part of the country to be “caught” by hotels in another part of the country—$400 million of property-level revenue is forecasted for full year 2015 Improve group booking pace and group RevPAR index Seamlessly interact with the Luxury dedicated sales team, which is not integrated into the new U.S. model 13

Sales Platforms: Convention & Resort Network CONVENTION & RESORT NETWORK MARRIOTT’S MEETINGS NETWORK WITH OVER 60 WORLD-CLASS CONVENTION AND RESORT HOTELS Our Convention & Resort Network enables us to acquire, grow and retain high-value group customers The network has 62,000 rooms and over 6.7 million square feet of event space Target customers: shop nationally, rotate meetings, include city-wide convention (300+ roomnights) and resort groups Strong preference among meeting planners, driven by innovative service deliverables, comprehensive pre- and post-convention focus and favorable locations Standardized post-convention reports to ensure the transfer of knowledge and best practices from one property to another Leverages Marriott’s extensive group database 14

Sales Platforms: Marriott.com Marriott.com is one of the world’s largest lodging websites, driving nearly 30% of Marriott’s gross room bookings Marriott.com should generate more than $12 billion in gross room bookings in 2015 Gross room bookings on mobile devices are growing 27% year-over-year and are forecasted to hit $2.3 billion for full year 2015 The Marriott Mobile App has now been downloaded more than 6 million times, well ahead of forecasted figures set earlier in the year As of third quarter 2015 15

Sales Platforms: Reservations Centers With 14 locations and more than 2,800 sales associates speaking 20 languages, Marriott Reservation Centers handle more than $5.6 billion in gross room bookings per year and generate more than $140 million in cross-sale room bookings. Leveraging Infrastructure/Support and Advanced Technology Forecasting Robust forecasting matches staffing levels to demand on 30-minute intervals Scheduling Sophisticated scheduling ensures associates are fully utilized Call Recovery Contacts can be routed across the network in times of need; “calls are always answered” Reporting / Analytics Automated demand and performance reporting, including trends, at the property level. Integrated Systems One-stop shopping for customers through integrated systems 16

Awards and Recognition FORTUNE 100 BEST COMPANIES TO WORK FOR 2014 WORLD’S BEST MULTINATIONAL WORKPLACES 2014 AON Hewitt BESTEMPLOYERS FORTUNE WORLD’S MOST ADMIRED COMPANIES GLOBAL I 2014 Forbes I 2014 THE WORLD’S MOST INNOVATIVE COMPANIES Powered by The Innovators DNA Marriott. 17

Marriott. starwood Hotels and Resorts The Best of Both 18

Best in Class Marriott Strengths Culture Multiple Brand Platforms Hotel Development Owner and Franchisee Relationships Operating Efficiencies Sales Platforms Starwood Strengths Customer Relationship Management SPG Lifestyle Brands International Presence International Relationships Leisure Presence 19

Economies of Scale Economies of scale and transactional synergies should position the combined company to compete aggressively, deliver efficiencies to our owners and thrive in the diverse and evolving marketplace. Combined Company 31 Brands 5,500 Hotels 1.1 Million Rooms >300,000 Employees 20

Best Loyalty Programs Strong distribution drives scale and preference through the most popular loyalty programs. With 54 million members, Marriott Rewards enables us to precisely target marketing efforts and messages, enhancing guest insights, building preference and driving share. With 21 million members, Starwood Preferred Guest appeals to significant numbers of elite and younger travelers, delivering outstanding service and guest loyalty. 21

Lifestyle Leader Starwood was the first mover among the global hotel companies in developing lifestyle brands, which now appeal to an increasing number of travelers. With Marriott’s newer lifestyle brands, the combined company can be in a clear leadership position in this segment. 22

Integration Philosophy Choose the best from each company Limit property-level disruption Minimize integration costs Leverage Marriott’s prior integration experience Maintain great relationships with owners and franchisees Continue to take care of associates so they will take care of guests Achieve synergies 23

Development Opportunities Leverage established owner, franchisee and lender relationships Accelerate growth of under-penetrated Starwood brands Continue to develop Starwood’s established brands 24

Reposition Sheraton Enhance brand positioning with Starwood’s Sheraton 2020 10-point plan Leverage Marriott’s integration, turnaround and repositioning experience Leverage Marriott’s marketing, product/design, associate engagement, service and group business experience 25

Cost Saving Opportunities Add Starwood to Marriott’s shared services for accounting, IT, Revenue Management, and other support functions in the U.S., where practical Introduce shared services in international markets, where practical Integrate Avendra procurement program and procurement card program Integrate credit card processing Retain best platforms Reservations Sales and Catering Finance and Accounting HR/Payroll Data Center Network Management Scale training and recruiting Scale loyalty programs to reduce admin costs Economies of scale should lead to savings in purchasing Adopt property-level best practices 26

Strong Financial Profile Investment grade balance sheet Significant free cash flow New and expanded investment opportunities Meaningful return of capital Sustainability during economic cycles 27

Capital Allocation Strategy Maintain Investment Grade Rating Invest in the Business Recycle Capital Return Cash to Shareholders Maintain Dividend Payout of 30% to 35% Repurchase Shares for Flexibility 28

Proven Business Model RevPAR Premium Strong Returns to Owners & Franchisees Capital Recycling Financial Flexibility Increase Distribution Brand Equity Strong Cash Flow Meaningful Growth High Return on Invested Capital 29

No Offer of Solicitation The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com. Participants in Solicitation Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. 30